ETR Consolidated
Dollars in 000's

Common Stock	2,482
Paid In Capital	4,696,598
Retained Earnings	4,644,880
Accum. Other comp. income	(3,765)
Less Treasury Stk	(569,197)
Common Equity	8,770,998

Preferred-w sink	20,877
Preferred-w/o sink	334,337
Total Preferred	355,214

Long-Term Debt	7,440,816
QUIPS	215,000
L-T Cap Leases	165,512
Current Cap Leases	154,911
Current L-T debt	570,381
Notes Payable	351
Total Debt	8,546,971

Total Cap	17,673,183

Equity	49.6%
Preferred	2.0%
Debt	48.4%
100.0%